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ANNUAL REPORT

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

(415) 651-3467

https://www.blendid.com/

This Annual Report is dated April 22, 2022.

BUSINESS

Blendid builds robotic and artificial intelligence-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, makes healthy smoothies, fresh-on-demand and customized to individual taste and nutrition preferences. Blendid's kiosks are currently deployed in college cafeterias and supermarkets. The company operates both branded food service locations and licenses its robotic solutions to other foodservice operators. The Company has deployed in multiple locations in partnership with Walmart and Jamba and is expected to grow these partnerships substantially to bring Blendid to more commercial locations. The company has raised $22.3 million from crowd investors and institutional investors, including Benhamou Global Ventures, Partech Ventures, and Plug & Play Ventures.

Previous Offerings

Type of security sold: SAFE Note
Final amount sold: $3,050,000.00
Use of proceeds: Commercialization of first product
Date: July 30, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Crowd Note
Final amount sold: $491,580.00
Use of proceeds: This capital will be used for wages and compensation, marketing, R&D, repayment of debt, and G&A expenses.
Date: March 01, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $2,050,000.00
Use of proceeds: Commercialization of first product
Date: October 31, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue: Revenue for �fiscal year 2021 was $276,270, compared to $64,119 for �fiscal year 2020. The increase of $212,151 in revenue was due to the sale and installation of kiosks of $170,476 and increase of drink sales of $41,675, respectively.

Gross margins: 2021 gross profit increased to $85,931 from 2020 gross profit of ($1,507).

Expenses: Operating expenses decreased but just under 6%, driven largely by a slight decrease in research and development. This reflects expanded efforts focused on sales and marketing, lead generation and business development, which included new marketing assets and business development activities.

Historical results and cash flows:
The Company sustained operating losses of $3,737,360 and $4,058,999 over �fiscal years 2021 and 2020, respectively. The relatively small change in year-over-year losses reflects strong performance in light of two key factors. First, this was true despite the broader economic impacts of the Covid-19 pandemic. Second, Blendid was able to increase performance despite being a start-up with new and revolutionary technology (whereas technology companies at a similar stage often realize significant increases in year- over-year expenses as they hone their products and technology). The Company anticipates increasing revenue and gross profits in the upcoming several �fiscal years. Though the company anticipates increased revenue and gross profits during such time, it will be offset by further investment in scaling the business for long-term success and sustainability.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,487,098.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note Series 2020A Holders

Amount Owed: $2,050,000.00

Interest Rate: 6.0%

All principal, together with accrued and unpaid interest under the Notes, is due and payable upon the earlier to occur of: a) 12 months after the initial issuance of the Notes (the "Maturity Date") unless extended up to 18 months at the election of the note holders. Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share. The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations and the like (the "Series A Price"). The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control.

Creditor: Western Alliance Bank

Amount Owed: $1,296,884

Interest Rate: 3.25%

On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan has a maturity date of July 15, 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Eric Benhamou

Eric Benhamou's current primary role is with Benhamou Global Ventures. Eric Benhamou currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: June 13, 2017 - Present

Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Benhamou Global Ventures
Title: Founding General Partner
Dates of Service: January 01, 2003 - Present
Responsibilities: Leading the venture fund as General Partner.

Other business experience in the past three years:

Employer: Evinced
Title: Board Member
Dates of Service: October 01, 2020 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Secret Double Octopus
Title: Chairman of the Board
Dates of Service: January 01, 2020 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Virtana
Title: Board Member
Dates of Service: March 01, 2016 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Totango
Title: Chairman of the Board
Dates of Service: July 01, 2016 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Silicon Valley Bank
Title: Board Member - Chairman of the Nomination and Governance Committee
Dates of Service: January 01, 2005 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Grid Dynamics
Title: Board Member - Chairman of the Compensation Committee
Dates of Service: August 01, 2015 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Ayehu Software Technologies Ltd.
Title: Board Member
Dates of Service: July 01, 2015 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Israel Venture Network
Title: Chairman of the Board
Dates of Service: June 01, 2001 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: AFAM
Title: Chairman of the Board
Dates of Service: January 01, 2007 - June 01, 2020
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Cypress Semiconductor
Title: Chairman of the Board
Dates of Service: January 01, 1994 - June 01, 2018
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Name: Veronica Wu

Veronica Wu's current primary role is with Capgemini. Veronica Wu currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April 30, 2019 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Capgemini
Title: Member of the Global Advisory Board
Dates of Service: October 01, 2020 - Present
Responsibilities: Member of the Global Advisory Board

Other business experience in the past three years:

Employer: VF Corporation
Title: Board Member
Dates of Service: July 01, 2019 - Present
Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

Employer: Hone Capital
Title: Managing Partner
Dates of Service: June 01, 2015 - August 01, 2020
Responsibilities: Crafted investment strategy that focuses on integrating technology and quantitative tools through out investment process to enable scalable and superior investment selection; developed the team and led overall operation

Other business experience in the past three years:

Employer: China Science and Merchants Capital Investment Group
Title: Co-President
Dates of Service: April 01, 2015 - December 01, 2019
Responsibilities: Responsible for the group's international business development and operations

Name: Vipin Jain

Vipin Jain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 17, 2015 - Present
Responsibilities: Member of Board of Directors of Blendid

Position: CEO
Dates of Service: November 17, 2015 - Present
Responsibilities: Chief Executive Officer (annual salary: $200K, fully diluted ownership: 15.69%)

Name: Venkateswaran Ayalur

Venkateswaran Ayalur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 17, 2015 - Present
Responsibilities: Member of Board of Directors of Blendid

Position: CTO
Dates of Service: November 17, 2015 - Present
Responsibilities: Chief Technology Officer (annual salary: $190K, fully diluted equity ownership: 15.69%)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

There is no shareholder that owns > 20% of company's aggregated securities on a fully diluted basis. BGV III, L.P. has the following ownership as of 12/31/2021:

Title of class: Series Seed 1 Preferred Stock
Stockholder Name: BGV III, L.P.
Amount and nature of Beneficial ownership: 1,499,999
Percent of class: 38.18%

Title of class: Series Seed 2 Preferred Stock
Stockholder Name: BGV III, L.P.
Amount and nature of Beneficial ownership: 987,178
Percent of class: 48.66

Title of class: Series A-1 Preferred Stock
Stockholder Name: BGV III, L.P.
Amount and nature of Beneficial ownership: 1,123,710
Percent of class: 44.23%

Title of class: Series A Preferred Stock
Stockholder Name: BGV III, L.P.
Amount and nature of Beneficial ownership: 1,432,169

Percent of class: 25.27%

RELATED PARTY TRANSACTIONS

Name of Entity: Vipin Jain, Venki Ayalur, Vijay Dodd

Relationship to Company: Founder and employees

Nature / amount of interest in the transaction: Company issued Promissory notes to founders for the cash contribution made and material expenses incurred by founders. Actual expenses incurred and cash contribution by founders was in service of developing idea for the Company before any outside �financing was raised.

Material Terms: Promissory notes totaling $139,877 as of October 31, 2021, to be paid back with next equity �financing.

OUR SECURITIES

The company has authorized Common Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Convertible Reg D Note, Convertible Crowd Note, and SAFE 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,183,431 of Common Stock.

Common Stock

The amount of security authorized is 36,964,360 with a total of 16,070,419 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (16,879,976) includes 11,939,575 shares issued, 511,124 shares to be issued pursuant to outstanding warrants, 3,194,635 shares to be issued pursuant to outstanding stock options, and 1,234,642 shares reserved under the 2015 Equity Incentive Plan.

Voting Rights of Securities sold in this Offering

Voting Proxy for Common Shares Pursuant to Reg CF: Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 2,540,369 with a total of 2,540,369 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Series A Preferred Stock

The amount of security authorized is 8,141,727 with a total of 6,453,067 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (6,453,067) includes 5,668,570 shares issued and 784,497 shares to be issued pursuant to outstanding warrants.

1X liquidation preference

Series Seed 1 Preferred Stock

The amount of security authorized is 4,178,535 with a total of 4,178,535 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (4,178,535) includes 3,928,535 shares issued and 250,000 shares to be issued pursuant to outstanding warrants.

1X liquidation preference.

Series Seed 2 Preferred Stock

The amount of security authorized is 2,028,781 with a total of 2,028,781 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Convertible Reg D Note

The security will convert into Next preferred equity found, otherwise series a and the terms of the Convertible Reg D Note are outlined below:

Amount outstanding: $2,050,000.00

Maturity Date: October 31, 2021

Interest Rate: 6.0%

Discount Rate: 30.0%

Valuation Cap: None

Conversion Trigger: 6,000,000

Material Rights

Principal + interest + a repayment premium equal to 100% of the outstanding principal amount in case of change of control in case the note is outstanding at that time.

Convertible Crowd Note

The security will convert into Preferred shares and the terms of the Convertible Crowd Note are outlined below:

Amount outstanding: $491,580.00

Interest Rate: 0%

Discount Rate: 20.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: 1,000,000

Material Rights

In the event of a Corporate Transaction, holder will receive the higher of (i) an amount equal to two times (2X) the price paid Crowd Note (i.e., 2x your principal amount) or (ii) an amount that the holder would have been entitled to receive in such Corporate Transaction had this Crowd Note been converted in full immediately prior to the closing of the Corporate Transaction. If there are not enough funds to pay Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

SAFE 2021

The security will convert into Safe preferred stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $3,050,000.00

Interest Rate: 0%

Discount Rate: 80.0%

Valuation Cap: $52,000,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 2021.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another entity. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company was formed on as a corporation in Delaware on November 16, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We rely on various intellectual property rights, including patents and trademarks, in order to operate our business. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), NSF (National Sanitation Foundation), county health departments, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We could be adversely affected by product liability, personal injury, or other health and safety issues.

As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition, and results of operations.

Our business, results of operations, and financial condition may be impacted by the coronavirus

(COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations, or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. Specifically, COVID -19 may impact the production and distribution of the Company. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

Investors in the company's Common Stock have assigned their voting rights.

In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's CEO. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 22, 2022.

6d bytes inc

By   /s/ *Vipin Jain*

     Name: Vipin Jain

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

6D BYTES INC.

d/b/a BLENDID

(a Delaware corporation)

Financial Statements for the calendar years ended

October 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

March 1, 2022

To: Board of Directors, 6D BYTES INC.
        Attn: Vipin Jain

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of 6D BYTES INC. doing business as Blendid (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of October 31, 2021 and 2020, and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended October 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations, shareholders' equity and its cash flows for the fiscal year periods ended October 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 1, 2022


6D BYTES INC.
BALANCE SHEET
As of October 31, 2021, and 2020
See Independent Auditor's Report and Notes to the Financial Statements


ASSETS		FYE2021		FYE2020
Current Assets				
Cash and cash equivalents	$	3,745,059	$	2,273,275
Accounts receivable		202,366		5,710
Inventory		599,445		6,431
Other current assets		110,958		29,092
Total current assets		4,657,828		2,314,508
Fixed assets, net of accumulated depreciation		658,065		1,592,935
Security deposits		15,000		44,417
Total Assets	**$**	**5,330,893**	**$**	**3,951,860**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	131,789	$	42,926
Accrued expenses		425,364		120,678
Deferred Revenue		1,009,524		0
Notes payable – current portion		1,201,013		1,866,540
Total Current Liabilities		2,767,690		2,030,144
Notes payable – long-term portion		105,567		614,753
Convertible note payable		2,150,001		2,050,000
Total Liabilities		5,023,258		4,694,897
SHAREHOLDERS' EQUITY				
Common Stock (36,964,360 shares of $0.0001 authorized, 11,137,692 and 8,060,000 shares issued and outstanding as of October 31, 2021 and 2020)		1,114		806
Preferred Stock (20,000,000 shares of $1.00 par value, 14,166,255 and 14,162,409 shares issued and outstanding as of October 31, 2021 and 2010)		13,476,330		13,476,330
Additional paid-in capital		5,509,287		29,159
Syndication and offering costs		(735,154)		(106,560)
Retained earnings		(17,943,942)		(14,142,773)
Total Shareholders' Equity		307,635		(743,038)
Total Liabilities and Shareholder's Equity	**$**	**5,330,893**	**$**	**3,951,860**


6D BYTES INC.
STATEMENT OF OPERATIONS
For Years Ended October 31, 2021, and 2020
See Independent Auditor's Report and Notes to the Financial Statements


	FYE 2021	FYE 2020
Revenues, net	$ 276,270	$ 64,119
Less: Cost of goods sold	190,339	65,627
Gross profit	85,931	(1,507)
Operating expenses		
General and administrative	892,184	952,703
Research and development	2,134,095	2,295,150
Sales and marketing	797,011	809,639
Total operating expenses	3,823,290	4,057,492
Net Operating Income (Loss)	(3,737,360)	(4,058,999)
Interest income (expense), net	(244,656)	(82,013)
Other income (expense)	1,154,332	90,566
(Loss) on termination of lease	(91,516)	0
Depreciation (expense)	(877,919)	(811,552)
Tax (provision) benefit	(4,050)	(800)
Net Income (Loss)	$ (3,801,169)	$ (4,862,798)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended October 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Syndication Fees	Retained Deficit	Total Shareholders' Equity
	# of shares	$	# of shares	$				
Balance as of October 31, 2019	**8,000,000**	**$ 800**	**14,162,409**	**$ 13,476,330**	**$ 9,065**	**$ (93,896)**	**$ (9,279,975)**	**$ 4,112,323**
Issuance of common stock	60,000	6			20,094	(12,664)		7,436
Net income (loss)							(4,862,798)	(4,862,798)
Balance as of October 31, 2020	**8,060,000**	**$ 806**	**14,162,409**	**$ 13,476,330**	**$ 29,159**	**(106,560)**	**$ (14,142,773)**	**$ (743,038)**
Issuance of common stock	3,077,692	308			1,979,245	(628,594)		1,350,959
Exercise of preferred warrant			3,846	38				38
Issuance of SAFE Notes					3,500,845			3,500,845
Net income (loss)							(3,801,169)	(3,801,169)
Balance as of October 31, 2021	**11,137,692**	**$ 1,114**	**14,166,255**	**$ 13,476,368**	**$ 5,509,249**	**$(735,154)**	**$ (17,943,942)**	**$ 307,635**


6D BYTES INC.
STATEMENT OF CASH FLOWS
For Years Ended October 31, 2021, and 2020
See Independent Auditor's Report and Notes to the Financial Statements


	2021	2020
Operating Activities		
Net Income (Loss)	$ (3,801,169)	$ (4,862,798)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: depreciation	877,919	811,552
Changes in operating asset and liabilities:		
Sale of fixed asset	24,178	0
Loss on termination of lease	91,516	0
(Increase) Decrease in accounts receivable	(196,656)	9,831
(Increase) Decrease in inventory	(593,014)	(6,431)
(Increase) Decrease in other current assets	(81,865)	(22,760)
(Increase) Decrease in security deposits	29,417	(15,000)
Increase (Decrease) in accounts payable	88,864	(85,657)
Increase (Decrease) in deferred revenue	1,066,666	0
Increase (Decrease) in accrued expenses	304,684	80,678
Increase (Decrease) in accrued interest	0	(21,641)
Increase (Decrease) in deposit liability	0	(750,000)
Net cash used in operating activities	(2,189,460)	(4,862,226)
Investing Activities		
Purchase of fixed assets	(115,886)	(1,198,563)
Net cash used in investing activities	(115,886)	(1,198,563)
Financing Activities		
Proceeds of notes	2,426,133	4,017,290
Proceeds from issuance of stock	1,979,591	20,100
Payments of issuance costs associated with offering	(628,594)	(12,664)
Proceeds from financing activities	3,777,130	4,024,726
Net change in cash and cash equivalents	1,471,784	(2,036,065)
Cash and cash equivalents at beginning of period	2,273,275	4,309,340
Cash and cash equivalents at end of period	$ 3,745,059	$ 2,273,275

6D BYTES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending October 31, 2021, and 2020

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the "Company") was formed under the laws of the state of Delaware on November 16, 2015. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company's first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several California locations and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, COVID-19 pandemic, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 31, 2021 and 2020, the Company had $3,745,059 and $2,273,275 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost and Kiosk Assets. Kiosk assets are built and portable to be placed in a store front. They are depreciated over 3 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2020	Additions	Disposals	Depreciation	Balance at October 31, 2021
Domain Name	$ 10,000				$ 10,000
Other Intangibles	79,968				79,968
Kiosk Assets	1,379,183	110,641	24,178	910,387	555,259
Concept Store	100,670		91,516	9,154	0
Computers & Equipment	23,114	5,245		15,521	12,838
Total	$ 1,592,935	83,013	115,694	877,919	$ 658,065

During the fiscal year, the Company terminated its lease and ceased the concept store buildout. The company incurred a onetime loss related to the disposal in the amount of $91,516 during this fiscal year.

During the fiscal year, the Company sold a fixed asset kiosk to a customer for $100,000, of which $50,000 has been received. The Company booked a disposal amount related to that fixed asset of $24,178 to cost of goods sold. The remaining $50,000 is expected to be paid within the next fiscal year.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sale of its robotic kiosks and a secondary source of revenue is sale of blended drinks in locations operated by the company. The company recognizes revenue from sale of its robotic kiosks upon delivery and immediately with the sale of blended drinks. The deferred revenue of $1,000,000 recorded as of October 31, 2021 relates to an agreement with a customer to deliver ten (10) kiosks. The Company will recognize revenue and cost of goods sold upon the delivery of each kiosk.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2021 and 2020, the Company had $599,445 and $6,431 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31,2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,500 of principal and $34,310 of accrued interest totaling $139,810 as of October 31, 2021.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable
On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018 for notes and accrued interest totaling 1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021 and the loan due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank ("WA Loan") to repay the loan to Silicon Valley Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan has a maturity date of July 15, 2023. The amount due to Western Alliance Bank on the balance sheet as of October 31, 2021 is $1,201,013 which consists of $1,296,884 of principal, $3,629.47 of interest, net of financing fees of $99,500. The Company has classified this debt in current liabilities because it believes it may need to repay this debt within the next 12 months in order to free up the cash collateral account.

The Company also received a Paycheck Protection Program loan ("PPP") as authorized by the CARES Act of 2020 of $506,700 on May 4, 2020. In April 2021, the SBA approved forgiveness of this loan.

The Company also received a second draw from the PPP in 2021 of $625,500. During 2021, the SBA approved the forgiveness of this loan.

Convertible Notes
On October 31, 2020, the Company issued Convertible Note Series 2020A with an aggregate principal amount not to exceed $2,200,000 and issued in a series of multiple closings to certain persons and entities, collectively the "Holders". Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share.

The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations and the like (the "Series A Price"). The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control (as defined below).

As of October 31, 2021, the total number of all amounts issued to a total of twenty-three Holders was $2,050,000 of principal and $123,000 of interest. The balance of convertible notes as of October 31, 2021 is $2,150,001, net of $22,998.98 of debt issuance costs. The number of warrant shares shown in the required Convertible Note Series 2020A ledger was 788,343 as of October 31, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

On October 1, 2020, the Company agreed to a rent concession for its Sunnyvale location to pay $0 rent for October 2020 through December 2020. On January 4, 2021, the Company agreed to a rent concession of $0 for January, February and March 2021 and a rental amount of $9,850.00 for April 1, 2021 through January 31, 2022. The rent returned to $20,200.00 per month thereafter, renewed monthly with no long-term obligation.

NOTE 7 – EQUITY

The Company has three classes of stock, common stock, Series Seed Preferred stock and Series A Preferred stock.

As of October 31, 2021 the Company had 36,964,360 and 11,137,692 authorized and issued shares of common stock. All common stock shares have a par value of $0.00001 per share.

The Company commenced a StartEngine campaign in May 2021 (the "First Campaign"). Between May and December 2021, the Company raised $1,922,272 in exchange for common shares. The Company incurred offering costs of $301,881 in conjunction with raising the funds from the First Campaign.

The Company commenced a second StartEngine campaign in October 2021 (the "Second Campaign"). Between October and January 2022, the Company raised $1,312,571 in exchange for common shares. The Company incurred offering costs of $91,077 in conjunction with raising the funds from the Second Campaign.

In March, 2021 the Company raised $450,845 through a crowd funding offering to accredited and non-accredited investors in exchange for a SAFE Note.

Between June and August 2021, the Company raised $3,050,000 from a group of accredited investors in exchange for SAFE Notes. The Company recorded these SAFE notes in equity in Additional Paid in Capital.

As of October 31, 2020, the Company had 4,178,535 authorized Series Seed 1 Preferred and 2,028,781 authorized Series Seed 2 Preferred. On June 13, 2017, the Company raised $2,199,000 in exchange for 3,929,000 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,582,000 in exchange for 2,029,000 shares of Series Seed 2 Preferred stock.

As of October 31, 2019 the Company has authorized 8,142,000 and issued 5,665,000 shares of Series A Preferred stock and authorized and issued 2,540,000 shares of Series A-1 Preferred stock. The price per share average was $1.11. On December 21, 2020, a Series A warrant was exercised for $38.46 in exchange for 3,846 shares.

On June 13, 2017, the Company issued a warrant to purchase up to 250,000 Series Seed 1 preferred shares with an exercise price equal to the fair market value at time of issuance, which was $0.60 per share. The warrant has an expiration date of June 13, 2024. The Company determined that this warrant is a free-standing financial instrument that is legally detachable and separately exercisable from the common shares. Additionally, the warrant can only be settled in shares. In accordance with Topic 815, the outstanding warrant is recognized in equity and measured at its inception date fair value. The Company carries $25 of Stock Warrant equity related to this issuance.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Additional Securities Offering
During 2022, the Company intends to offer another round of securities intended to be exempt from registration under Regulation A. The details of the offering are not yet certain.

Management's Evaluation
Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Vipin Jain, Principal Executive Officer of 6d bytes inc, hereby certify that the financial statements of 6d bytes inc included in this Report are true and complete in all material respects.

Vipin Jain

CEO